# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AUTOLIV INC, CIK 0001034670
CUSIP: 052800109
Title of class of securities: Common stock, par value $1.00 per share
Address of issuer's principal executive offices: 3350 AIRPORT RD, OGDEN, Utah (UT), 84405
Date of event which requires filing of this statement: 03/10/2025
Amends the filing with accession number 0000902664-18-001420
Filed by CIK 0001365341
Persons authorized to receive notices and communications: Norma O'Sullivan, Cevian Capital II GP Limited, Whiteley Chambers, Don Street, St. Helier, Jersey (Y9), JE2 4TR, 4401534828513; Ele Klein & Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Cevian Capital II GP LTD (CIK 0001365341): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Jersey (Y9); source of funds: affiliate funds (AF); sole voting power 9,319,667; shared voting power 0; sole dispositive power 9,319,667; shared dispositive power 0; aggregate amount beneficially owned 9,319,667 (12.02% of the class)
  Comment: Includes 3,021,159 Swedish Depositary Receipts representing 3,021,159 shares of Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $1.00 per share
Name of issuer: AUTOLIV INC
Address of issuer's principal executive offices: 3350 AIRPORT RD, OGDEN, Utah (UT), 84405
Comment: This Amendment No. 8 ("Amendment No. 8") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on March 1, 2018 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"), with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Autoliv, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 8 amends Items 5(a)-(c) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon 77,535,354 shares of Common Stock outstanding, which is the difference obtained by (x) subtracting a total of 186,477 shares of Common Stock repurchased by the Issuer on March 3, 2025, March 4, 2025, March 5, 2025, March 6, 2025 and March 7, 2025, under the Issuer's share buyback program as disclosed on the Issuer's website, from (y) 77,721,831 shares of Common Stock outstanding as of February 28, 2025, as disclosed on the Issuer's website.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: No transactions in the shares of Common Stock or Swedish Depositary Receipts by the Reporting Person for the benefit of the Master Fund were made during the past sixty (60) days.

## Signatures
- Cevian Capital II GP LTD: /s/ Norma O'Sullivan, Norma O'Sullivan, Director (03/12/2025)